Exhibit 99.1

Syneron Medical Announces Management Change to Support Strengthening of Syneron's Leadership Position in a Challenging Professional Aesthetic Market

Mr. Louis P. Scafuri Nominated to Syneron's Chief Executive Officer Position; Mr. Doron Gerstel Will Leave Syneron to Pursue Other Career Opportunities

YOKNEAM, ISRAEL--(February 02, 2009) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced that its Board of Directors has nominated Mr. Lou Scafuri to the CEO position of the company; this nomination is effective immediately. This change in leadership is part of the restructuring process initiated by the company under the guidance of the Board of Directors to better prepare the company for the changing conditions in the global professional aesthetic market.

Mr. Scafuri brings to Syneron a wealth of management experience in the medical technology market with a proven track record in turnaround situations and the execution of complex strategic transactions. Among other executive positions, Mr. Scafuri was the COO and President of GE Marquette Medical Systems in Milwaukee, WI, where he led a corporate-wide strategic planning and restructuring effort to improve global operational efficiencies. Mr. Scafuri worked at Marquette for sixteen years and played a key role in the acquisition of Marquette by GE Medical Systems. Prior to the acquisition of Marquette by GE Medical Systems, Mr. Scafuri was responsible for a business unit which was widely recognized for innovative product design and new product development. In April 1999, Mr. Scafuri was recruited to the COO position in ESC Medical, where he was in charge of the worldwide sales, R&D and operations of the company. Mr. Scafuri led the acquisition and integration of Coherent by ESC that created the world's largest medical laser company with annual revenues of $400 million. Mr. Scafuri was instrumental in leading the combined company to profitability and achieving a growth in EPS from $0.68 in 2000 to $1.80 in 2001. From 2002, Mr. Scafuri acted as an entrepreneur and angel investor in medical device and medical aesthetic companies in the U.S. Mr. Scafuri holds a B.Sc. degree in biology from Cornell University in Ithaca, NY in 1975.

Commenting on Mr. Scafuri's nomination, Dr. Shimon Eckhouse, Chairman of Syneron, said: "Lou has a superb track record of leading complex organizations in challenging markets, improving their efficiencies and enhancing their market position." Dr. Eckhouse continued, "With his vast experience both in senior management positions and in the aesthetic sector, the Board is confident that Lou is the right person to guide Syneron, taking advantage of our technology, market position and strong balance sheet. We plan to use these demanding times to improve Syneron's business model and capitalize on the unique business opportunities which exist in today's markets."

Regarding Mr. Gerstel's service at Syneron, Dr. Eckhouse said: "I want to personally express the Board of Directors' deep gratitude to Doron for the substantial contributions he has made to Syneron. Doron's leadership and management skills allowed the company to successfully complete the transition process of key management roles and our recent corporate restructuring, while maintaining our leadership position in the market. Doron's accomplishments and the management team cultivated under his leadership will be key factors in Syneron's continued business success."

Remarking on the management changes, Mr. Gerstel said: "My tenure with Syneron has been demanding, exciting and at times difficult, particularly in light of the recent economic downturn. I am proud of my accomplishments at Syneron and with the recent corporate restructuring successfully behind us, I feel now is an appropriate time for me to pursue other opportunities. I have full confidence in Lou's ability to successfully lead this company through this difficult market environment and will work with him and the Board closely during the coming months to ensure a smooth transition of leadership."

Mr. Scafuri said: "Syneron, with its superior products, strong market share and renowned customer care programs, is poised for significant growth and progress. We are facing challenging but very exciting times, and I look forward to working with the Board and our management team to identify opportunities and execute growth strategies that will help us achieve greater profitability and value for our shareholders, employees and business partners."

Q4 2008 Earnings Conference Call

Syneron also announced that it will release its financial results for the fourth quarter and full year of 2008 before market opening on Thursday, February 12, 2009. The earnings release will be available on Syneron's website at www.syneron.com. Syneron management will host a conference call and a live webcast at 8:30am (ET) on the same day. A question & answer session will follow management's discussion of events in the fourth quarter and a summary of the year.

Investors and analysts may participate in the conference call on the following dial-in numbers:

U.S. (toll free): 877-340-7913
International: +1-719-325-4845

Investors and other interested parties can also access a live webcast of the conference call through the Investor Overview page on Syneron's website. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, including statements with respect to our expectations regarding, but not limited to maintaining a leadership position in core markets. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements, including, but not limited to the risk associated with our ability to commercialize new products and identify new markets for our technology; ability to manage our growth; competition and pricing pressure; risks associated with our international operations; risks associated with regulatory qualifications or approvals; and risks related to our intellectual property. These risks and other factors are summarized under the heading "Risk Factors" in our Annual Report on Form 20-F/A for the year ended December 31, 2007, filed with the Securities and Exchange Commission on August 21, 2008. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical aesthetic applications for facial and body shaping applications. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, Calif., European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at http://www.syneron.com.

Syneron, the Syneron logo and elos, are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
email: cfo@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com